Exhibit 99.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) by and between GALAXY GAMING, INC., a Nevada corporation (“Employer”), and Gary Vecchiarelli (“Employee” and, together with Employer, the “Parties”) is entered into on November 14, 2015, and made effective for all purposes as of July 1, 2015 (the “Effective Date”).

A.Employer operates in the highly-competitive business of designing, developing, manufacturing, marketing and acquiring proprietary casino table games and associated technology, platforms and systems (the “Business”) for the casino gaming industry in the United States, Canada and other countries (the “Industry”) and provides such Services (the “Services”) to casinos and other gaming venues.

B.Employee has heretofore been employed by Employer, up to and through the Effective Date.  Effective with this Agreement, Employer desires to employ Employee and Employee desires to be employed by Employer, in such modified capacity, and under the terms and restrictions as set forth herein.

C.As a result of such employment, Employee has and will have access to Confidential Information and Trade Secrets (as defined herein).  Employee will gain the ability to influence the goodwill of Employer with Partners (as defined herein) necessary to the success of the Business.  Employee recognizes that the Confidential Information and Trade Secrets and Partner relationships and goodwill are assets deserving of protection as provided for in the restrictive covenants contained in this Agreement.

NOW, THEREFORE, for and in consideration of Employee’s employment with Employer on the terms and conditions set forth herein, and the promises, mutual covenants, and agreements hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Employer and Employee, intending to be legally bound, hereby agree and covenant as follows:

1.Employment; Duties.

(a)Term.  Subject to the terms and conditions of this Agreement, Employer agrees to employ Employee, and Employee agrees to be employed by Employer as of the Effective Date pursuant to the terms herein until December 31, 2018.

(b)Release of Claims.  This Agreement supersedes in its entirety any employment agreement, oral or in writing, or comparable arrangements between Employer and Employee in effect prior to the Effective Date.  Employee hereby relinquishes and unconditionally forfeits any claim or entitlement to any severance pay or other post-termination benefits from Employer pursuant to any agreement in effect prior to the Effective Date, and hereby discharges and releases any claims against Employer relating to anything done or omitted to be done with respect to Employee’s employment up to the date of this Agreement.

(c)Position; Duties.  During the period of Employee’s employment hereunder, Employee agrees to serve Employer, and Employer shall employ Employee, in the position listed on Exhibit A, or in such other capacity or capacities as may be determined from time to time by Employer.  During the period of Employee’s employment with Employer, Employee shall in good faith devote Employee’s time, attention, skills and efforts to the business and affairs of Employer.  Employee’s duties shall be performed under the direction and supervision of Employer’s Board of Directors (the “Board”) and may change in order to meet the Company’s existing needs at the direction of the Board.  The foregoing shall not be construed as prohibiting Employee from serving on corporate, civic or charitable boards or committees or making personal investments, so long as such activities are approved in advance by the Board (such approval to not be unreasonably withheld) and do not materially interfere with the performance of Employee’s obligations to Employer as set forth in this Agreement or as may be determined by Employer from time to time.

(d)Compensation; Benefits.  For all services rendered by Employee under this Agreement, Employee shall be compensated as set forth in Exhibit A.  Employer may withhold from any amounts payable under this Agreement such federal, state and local taxes required to be withheld pursuant to any applicable law or regulation.

(e)Survival of Employee’s Obligations After Termination.  Upon the effective date of the termination of Employee’s employment with Employer under this Agreement, regardless the date, cause or manner of such termination (the “Termination Date”), Employee’s obligations set forth in Sections 3, 4 and 5, below, shall survive and remain in full force and effect to the extent provided in those Sections.

2.Termination of Employment.

(a)Termination by Employer for Cause.  Employer may terminate Employee’s employment under this Agreement for “Cause” (as hereinafter defined) or otherwise at will at any time immediately upon written notice, or where applicable, upon Employee’s failure to cure the breach as provided below, whereupon Employer shall have no further obligation hereunder to Employee, except for payment of amounts of Base Salary accrued through the Termination Date.  For purposes of this agreement, “Cause” shall mean: (i) the continued willful failure by Employee to substantially perform his duties with Employer, (ii) the willful engaging by Employee in gross misconduct materially and demonstrably injurious to Employer, (iii) the good faith and commercially reasonable determination by the Board that Employee’s continued employment by Employer is likely to have a materially adverse effect on the licensing or regulatory status of Employer with any gaming or other regulatory agency, or (iv) Employee’s material breach of Section 1, 3, 4 or 5 of this Agreement; provided, that with respect to any breach that is curable by Employee, as determined by Employer in good faith, Employer has provided Employee written notice of the material breach and Employee has not cured such breach, as determined by Employer in good faith, within fifteen (15) days following the date Employer provides such notice.

(b)Termination as a Result of Employee’s Death or Disability.  Employee’s employment hereunder shall terminate automatically upon Employee’s death and may be terminated by Employer upon Employee’s Disability (as hereinafter defined).  If Employee’s employment hereunder is terminated by reason of Employee’s Disability or death, Employee’s (or Employee’s estate’s) right to benefits under this Agreement will terminate as of the date of such termination and all of Employer’s obligations hereunder shall immediately cease and terminate, except that Employee or Employee’s estate, as the case may be, will be entitled to receive accrued Base Salary and benefits through the Termination Date.  As used herein, “Disability” shall have the meaning set forth in any long-term disability plan in which Employee participates, and in the absence thereof shall mean the determination in good faith by Employer’s Board (or comparable governing body) that, due to physical or mental illness, Employee shall have failed to perform his duties on a full-time basis hereunder for one hundred eighty (180) consecutive days and shall not have returned to the performance of his duties hereunder on a full-time basis before the end of such period, and if Disability has occurred termination shall occur within thirty (30) days after written notice of termination is given (which notice may be given before the end of the one hundred eighty (180) day period described above so as to cause termination of employment to occur as early as the last day of such period).

(c)Termination by Employee for Good Reason or by Employer other than as a Result of Employee’s Death or Disability or other than for Cause; Change of Control.

(i)Employee may terminate Employee’s employment hereunder for “Good Reason” (as hereinafter defined), if Good Reason exists, upon at least thirty (30) days’ prior written notice to Employer, and Employer may terminate Employee’s employment hereunder for any reason or for no reason, other than as a result of Employee’s death or Disability or for Cause, upon at least thirty (30) days’ prior written notice to Employee, in each case with the consequences set forth in this Section 2(c).

(ii)If Employee’s employment is terminated by Employee for Good Reason or by Employer for any reason other than Employee’s death or Disability or other than for Cause, subject to Employee entering into and not revoking a release of claims in favor of Employer and its affiliates pursuant to Section 2(e) below and Employee fully complying with the covenants set forth in Sections 3, 4 and 5, Employee shall be entitled to the following benefits:

(A)Cash severance payments equal in the aggregate to nine (9) months of Employee’s annual Base Salary at the time of termination, payable in accordance with Employer’s customary payroll practices as in effect from time to time.

(B)Continuation of Employee’s medical and health insurance benefits for a period equal to the lesser of (i) nine (9) months or (ii) the period ending on the date Employee first becomes entitled to medical and health insurance benefits under any plan maintained by any person for whom Employee provides services as an employee or otherwise.

(C)In addition, solely if Employee is terminated without Cause following a “Change of Control” (as defined below), Employee shall be entitled to (i) cash severance payments equal in the aggregate to twelve (12) months of Employee’s annual Base Salary at the time of termination, payable in accordance with Employer’s customary payroll practices as in effect from time to time, and (ii) any unvested stock options or restricted stock granted to Employee pursuant to this Agreement shall accelerate and immediately vest.

(iii)For purposes of this Agreement, “Good Reason” shall mean: (A) a material reduction (without Employee’s express written consent) in Employee’s Base Salary, unless the reduction is made as part of, and is generally consistent with, a general reduction of executive salaries; or (B) Employer’s material breach (without Employee’s express written consent) of Section 1 of this Agreement; provided, that Employee has provided Employer written notice of the material breach and Employer has not cured such breach within thirty (30) days following the date Employee provides such notice.  If Employer thereafter intentionally repeats the breach it previously cured, such breach shall no longer be deemed curable.

(iv)For purposes of this Agreement, “Change of Control” shall mean (A) the sale, conveyance or other disposition of all or substantially all of Employer’s assets as an entirety or substantially as an entirety to any “person” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), entity or “group” of persons (as defined in Section 13(d) of the Exchange Act) acting in concert; (ii) any “person” becoming the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Employer representing 50% or more of the total voting power represented by Employer’s then-outstanding voting securities; or (iii) a merger or consolidation of Employer with any other corporation or other entity, other than a merger or consolidation of Employer with any other corporation or other entity, other than a merger or consolidation that would result in the voting securities of Employer outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its controlling entity) at least 50% of the total voting power represented by the voting securities of

Employer, or such surviving entity (or its controlling entity), outstanding immediately after such merger or consolidation, as applicable.

(d)Termination by Employee other than for Good Reason.  Employee may terminate his employment with Employer other than for Good Reason upon thirty (30) days’ written notice to Employer, after which Employer shall have no further obligation hereunder to Employee, except for payment of amounts of Base Salary and other benefits accrued through the Termination Date.  If Employee so notifies Employer of such termination, Employer shall have the right to accelerate the effective date of such termination to any date after Employer’s receipt of such notice, but such acceleration will not be deemed to constitute a termination of Employee’s employment by Employer without Cause, and the consequences of such termination will continue to be governed by this subsection (d).

(e)Waiver and Release.  In consideration for and as a condition to the payments and benefits provided and to be provided under this Agreement, Employee agrees that Employee will, within thirty (30) days after the Termination Date, deliver to Employer a fully executed release agreement substantially in a form then used by and agreeable to Employer and which shall fully and irrevocably release and discharge Employer and its directors, officers, managers, members, shareholders and employees from any and all claims, charges, complaints, liabilities of any kind, known or unknown, owed to Employee, other than any rights Employee may have under the terms of this Agreement that survive such termination of employment and other than any vested rights of Employee under any of Employer’s employee benefit plans or programs that, by their terms, survive or are unaffected by such termination of employment.

3.Protection of Confidential Information.

(a)Employee expressly recognizes and acknowledges that in connection with Employee’s employment with Employer, Employee will be given access to certain highly-sensitive confidential and proprietary information belonging to Employer or other parties who may have furnished such information under obligations of confidentiality, relating to and used in the Business or the provision of Services (collectively, “Confidential Information”).  Employee expressly recognizes and acknowledges that, unless otherwise generally available to the public, Confidential Information shall include, but not be limited to, the following categories of information and material, regardless of how such information or material may exist from time to time and whether in electronic, print, or other form, including all copies, notes, or other reproductions or replicas thereof, which constitute valuable, special, and unique assets of Employer or its affiliates that have been developed or acquired through substantial investments of time, money, and resources, and regardless of whether such information is marked as “confidential”:

(i)any and all information relating to the operation of the Business or the provision of Services, methods of operation, technology, or marketing, including, but not limited to, business plans, processes, strategic plans, forecasts, financial information or data, marketing information or data, research and development, business account lists, customer lists (including customer names and contact information), customer information (including customer preferences, pricing, buying habits and needs and the methods of fulfilling those needs), employee lists (including skills, ability and compensation of employees other than Employee), vendor or supplier lists, licensor or licensee lists, contractor lists, records relating to any intellectual property owned by, controlled, or maintained by Employer related to the operation of the Business or provision of Services, and any and all other records pertaining to the operation of the Business or provision of Services which Employer may, from time to time, designate as confidential or proprietary or that Employee reasonably knows should be treated or has been treated by Employer or its affiliates as confidential or proprietary and is related to the operation of the Business or provision of Services;

(ii)any and all information of a technical or proprietary nature developed by or acquired by Employer or made available to Employer and its employees, or any licensor, licensee,

customer, utility, supplier, vendor, employee, contractor, sub-contractor, government agency, or municipality affiliated with Employer, on a confidential basis or protected basis and related to the Businesses or provision of Services, including but not limited to any scientific or technical analyses, ideas, concepts, designs, specifications, requirements, prototypes, techniques, technical data or know-how, formulae, methods, discoveries, improvements, equipment, research and development, and inventions related to the Business or provision of Services; and

(iii)excludes information (A) which is in the public domain through no unauthorized act or omission of Employee or (B) which becomes available to Employee on a non-confidential basis from a source other than Employer or its affiliates without breach of such source’s confidentiality or non-disclosure obligations to Employer or any of its affiliates.

(b)Employee agrees that Employee shall not disclose any Confidential Information to any third-party not employed by or otherwise expressly associated or affiliated with Employer for any reason or purpose whatsoever and will not use such Confidential Information except on behalf of Employer at any time during Employee’s employment with Employer, or at any time within two years after the Termination Date.  Employee further agrees to promptly surrender to Employer upon request during Employee’s employment with Employer and immediately upon the Termination Date, all Confidential Information and any other property of any kind, existing in any tangible, print or electronic form in Employee’s possession or under Employee’s control, including all passwords used by Employee to access facilities, networks, or phone systems of Employer.  Employee also expressly agrees that immediately upon the Termination Date, Employee shall cease using any secure website or web portals, e-mail system, or phone system or voicemail service of Employer.

(c)In addition, during Employee’s employment with Employer and at all times after the Termination Date, Employee shall not directly or indirectly disclose any Trade Secret (defined below) to any third-party, and shall not use any Trade Secret, directly or indirectly, for Employee or for others, without the prior written consent of Employer.  For purposes of this Agreement, the term “Trade Secret” means any item of Confidential Information that constitutes a trade secret of Employer or any of the Affiliated Entities under the common law or statutory law of the state of Nevada.  The Parties acknowledge and agree that this Agreement is not intended to, and does not, alter either Employer’s rights or Employee’s obligations under any state or federal statutory or common law regarding trade secrets and unfair trade practices.

(d)It is acknowledged and agreed that any breach or threatened breach of the provisions of this Section 3 would cause irreparable injury to Employer and that money damages would not provide an adequate remedy to Employer.  In the event of a breach or threatened breach by Employee of this Section 3, Employer shall be entitled to an injunction restraining Employee from disclosing any Confidential Information or Trade Secrets, and, further, from accepting any employment with or rendering any services to any such third-party to whom any Confidential Information or Trade Secret has been disclosed or is threatened to be disclosed by Employee.

(e)Nothing contained in this Section 3 shall be construed as prohibiting Employer from pursuing any other equitable or legal remedies for any such breach or threatened breach, including recovery from Employee of any monetary damages that Employer may suffer by reason of any such breach or threatened breach.

4.Restrictive Covenants.  Employee and Employer understand and agree that the purpose of this Section 4 is solely to protect Employer’s legitimate business interests, including, but not limited to Confidential Information and Trade Secrets, Partner relationships and goodwill, and Employer’s competitive advantage within the Industry in the operation of the Businesses or provision of Services.  This Section 4 is not intended to impair, nor will it impair, Employee’s ability or right to work or earn a living.

Employee and Employer further understand and agree that this Section 4 represents an important element of this Agreement, and is a material inducement to Employer entering into this Agreement, without which Employer would not have entered into this Agreement.

(a)Covenant Not to Compete.  Employee acknowledges that Employee’s duties as an executive with Employer will entail involvement with the entire range of Employer’s operations across the Industry, and that Employee’s extensive familiarity with Employer’s provision of Services, Confidential Information and Trade Secrets justifies a restriction applicable across the entire geographic footprint in which Employer provides Services.  To the fullest extent permitted by any applicable state law, Employee agrees that during Employee’s continuous employment with Employer, and for the period of twelve (12) months immediately following the Termination Date, Employee shall not, without the prior written consent of Employer, directly or indirectly, obtain or hold a Competitive Position with a Competitor in the Restricted Territory, as these terms are defined herein.

(i)For purposes of this Agreement, a “Competitive Position” means any employment with or service to be performed (whether as owner, member, manager, lender, partner, shareholder, consultant, agent, employee, co-venturer, or otherwise) for a Competitor in which Employee (A) will use or disclose or could reasonably be expected to use or disclose any Confidential Information or Trade Secrets for the purpose of providing, or attempting to provide, such Competitor with a competitive advantage in the Industry or (B) will hold a position, will have duties, or will perform or be expected to perform services for such Competitor, that is or are the same as or substantially similar to the position held by Employee with Employer or those duties or services actually performed by Employee for Employer in connection with the provision of Services by Employer, or (C) will otherwise engage in the Businesses, or market, sell or provide Services in competition with Employer.

(ii)For purposes of this Agreement, “Competitor” means any third-party (A) whose business is the same as or substantially similar to the Business or major segment thereof, or (B) who owns or operates, intends to own or operate, or is preparing to own or operate a subsidiary, affiliate, or business line or business segment whose business is or is expected to be the same as or substantially similar to the Business or major segment thereof.

(iii)For purposes of this Agreement, “Restricted Territory” means: (A) the State of Nevada; and (B) additionally, to the fullest extent permitted by any applicable law, any additional states, countries or regions in which Employer provides Services between the Effective Date and the Termination Date.

Employee shall be deemed to be in a Competitive Position with a Competitor in the Restricted Territory if Employee obtains or holds a Competitive Position with a Competitor that conducts its business within the Restricted Territory (and Employee’s responsibilities relate to that Competitor’s business in the Restricted Territory), even if Employee’s residence or principal place of work (other than California) is not within the Restricted Territory.

Notwithstanding the foregoing, Employee may, as a passive investor, own capital stock of a publicly held corporation, which is actively traded in the over-the-counter market or is listed and traded on a national securities exchange, which constitutes or is affiliated with a Competitor, so long as Employee’s ownership is not in excess of five percent (5%) of the total outstanding capital stock of the Competitor.

(b)Non-Solicitation / No Interference Provisions.

(i)Business Partners.  Employee understands and agrees that the relationship between Employer and each of its licensors, licensees, suppliers, vendors, contractors, subcontractors, consultants, customers, and prospective customers related to the Business or the provision of Services (the “Partners”) constitutes a valuable asset of Employer, and may not be misappropriated for Employee’s own use or benefit or for the use or benefit of any other third-party.  Accordingly, Employee hereby agrees that during Employee’s employment by Employer and for the period of twenty-four (24) months immediately after the Termination Date, Employee shall not, without the prior written consent of Employer, directly or indirectly, on Employee’s own behalf or on behalf of any other third-party:

(A)call-on, solicit, divert, take away or attempt to call-on, solicit, divert, or take away any of the Partners (1) with whom or with which Employee had communications on Employer’s behalf about the Partner’s existing or potential business relationship with Employer with respect to the Business or provision of Services; (2) whose business dealings with Employer are or were managed or supervised by Employee as part of his duties for Employer; or (3) about whom or about which Employee obtained Confidential Information or Trade Secrets solely as a result of Employee’s employment with Employer; or

(B)interfere or engage in any conduct that would otherwise have the effect of interfering, in any manner with the business relationship between Employer and any of the Partners, including, but not limited to, urging or inducing, or attempting to urge or induce, any Partner to terminate its relationship with Employer or to cancel, withdraw, reduce, limit, or modify in any manner such Partner’s business or relationship with Employer.

(ii)Employees.  Employee understands and agrees that the relationship between Employer and each of its employees constitutes a valuable asset of Employer and such assets may not be converted to Employee’s own use or benefit or for the use or benefit of any other third-party.  Accordingly, Employee hereby agrees that during Employee’s employment with Employer and for the period of twenty-four (24) months immediately after the Termination Date, Employee shall not, without Employer’s prior written consent, directly or indirectly, solicit or recruit for employment; attempt to solicit or recruit for employment; or attempt to hire or accept as an employee, consultant, contractor, or otherwise, any employee of Employer engaged in the Business or provision of Services; or unlawfully urge, encourage, induce, or attempt to urge, encourage, or induce any employee of Employer engaged in the Business or provision of Services to terminate his or her employment with Employer.

(c)Post-Termination Covenants by Employee.

(i)Upon the termination of Employee’s employment hereunder, regardless of (A) the date, cause, or manner of the termination of Employee’s employment with Employer, (B) whether such termination occurs with or without Cause or is a result of Employee’s resignation, or (C) whether Employer provides severance benefits to Employee under this Agreement, Employee shall resign and does resign from all positions as an employee and officer of Employer and from any other positions with Employer, with such resignations to be effective upon the Termination Date.

(ii)From and after the Termination Date, Employee agrees not to make any statements to Employer’s employees, customers, vendors, or suppliers or to any public or media source, whether written or oral, regarding Employee’s employment hereunder or termination from Employer’s employment, except as may be approved in writing by an executive officer of Employer in advance.  Employee further agrees not to make any statement (including to any media source, or to Employer’s suppliers, customers or employees) or take any action that would disrupt, impair, embarrass, harm or affect adversely Employer or any of the employees, officers, directors, or customers of Employer or place Employer or such individuals in any negative light.

(iii)From and after the Termination Date, Employee agrees to cooperate with and provide assistance to Employer and its legal counsel in connection with any litigation (including arbitration or administrative hearings) or investigation affecting Employer, in which, in the reasonable judgment of Employer’s counsel, Employee’s assistance or cooperation is needed.  Employee shall, when requested by Employer, provide truthful testimony or other assistance and shall travel at Employer’s request in order to fulfill this obligation.  In connection with such litigation or investigation, Employer shall attempt to accommodate Employee’s schedule, shall reimburse Employee (unless prohibited by law) for any actual loss of wages in connection therewith, shall provide Employee with reasonable notice in advance of the times in which Employee’s cooperation or assistance is needed, and shall reimburse Employee for any reasonable expenses incurred in connection with such matters.

(d)Enforcement of Restrictive Covenants.  Notwithstanding any other provision of this Agreement, in the event of Employee’s actual or threatened breach of any provision of this Section 4, Employer shall be entitled to an injunction restraining Employee from such breach or threatened breach, without the requirement of posting any bond or the necessity of proof of actual damage, it being agreed that any breach or threatened breach of these restrictive covenants would cause immediate and irreparable injury to Employer and that money damages would not provide an adequate remedy to Employer.  Nothing herein shall be construed as prohibiting Employer from pursuing any other equitable or legal remedies for such breach or threatened breach, including the recovery of monetary damages from Employee.  The period of any restriction set forth in this Section 4 shall be extended by any period of time that Employee is or has been found to be in breach of any provision in this Section 4.

(e)Employee Acknowledgement. Employee acknowledges and agrees that:

(i)the restrictive covenants contained in this Agreement constitute material inducement to Employer entering into this Agreement and agreeing to employ Employee on the terms and conditions stated herein;

(ii)the restrictive covenants contained in this Agreement are reasonable in time, territory, and scope, and in all other respects;

(iii)should any part or provision of any covenant be held invalid, void, or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall not render invalid, void, or unenforceable any other part or provision of this Agreement; and

(iv)if any portion of the foregoing provisions is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, territory, definition of activities, or definition of information covered is considered to be invalid or unreasonable in scope, the invalid or unreasonable terms shall be redefined to carry out Employer’s and Employee’s intent in agreeing to these restrictive covenants.

These restrictive covenants shall be construed as agreements independent of any other provision in this Agreement and the existence of any claim or cause of action of Employee against Employer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Employer of these restrictive covenants.

5.Employer’s Rights to Inventions and Other Intellectual Property.

(a)Employee hereby assigns to Employer all of Employee’s rights, title, and interest (including, but not limited to all patent, trademarks, copyright, and trade secret rights) in and to all Work Product (as defined below) prepared or developed by Employee, made or conceived in whole or in part by Employee within the scope of Employee’s employment by Employer, or that involve the use of Confidential Information or Trade Secrets within six (6) months thereafter.  Employee further acknowledges and agrees that all copyrightable Work Product prepared by Employee within the scope of Employee’s employment by Employer are “works made for hire” and, consequently, that Employer owns all copyrights thereto.

(b)Employee represents and warrants to Employer that all work that Employee performs for or has performed for Employer, and all Work Product that Employee produces, which includes, but is not limited to, software, copyrights, trademarks, domain names, domain name registrations, documentation, memoranda, ideas, designs, inventions, processes, new developments or improvements, and algorithms (“Work Product”), will not knowingly infringe upon or violate any patent, copyright, trade secret, or other property right of Employee’s former employers or of any other third party.  Employee will not disclose to Employer, or use in any of Employee’s Work Product, any confidential or proprietary information belonging to others, unless both the owner thereof and Employer have consented.

(c)Notwithstanding the other provisions of this Section 5, Employee shall not be required to assign, transfer, or convey to Employer any of the rights, title, and interest Employee may have in any Work Product that Employee invents, discovers, originates, makes, or conceives during Employee’s employment by Employer if and only if (i) no equipment, supplies, facilities, Confidential Information, or Trade Secrets are used in the creation of the Work Product, (ii) the Work Product was developed entirely on Employee’s own time, (iii) the Work Product does not relate directly to the Business or to Employer’s actual or demonstrably anticipated research or development, and (iv) the Work Product does not result in any way from any work performed by Employee for Employer.

6.Dispute Resolution.  All disputes and controversies arising out of or in connection with this Agreement, Employee’s employment with the Employer, or the transactions contemplated hereby shall be resolved exclusively by the state and federal courts located in the County of Clark, in the State of Nevada, and each party hereto agrees to submit to the jurisdiction of said courts and agrees that venue shall lie exclusively with such courts.  Each party hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection which such party may raise now, or hereafter have, to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.  Each party agrees that, to the fullest extent permitted by applicable law, a final judgment in any such suit, action, or proceeding brought in such a court shall be conclusive and binding upon such party, and may be enforced in any court of the jurisdiction in which such party is or may be subject by a suit upon such judgment.

7.No Conflict.  Employee represents and warrants that Employee is not subject to any agreement, instrument, order, judgment or decree of any kind, or any other restrictive agreement of any character, which would prevent Employee from entering into this Agreement or would conflict with the performance of Employee’s duties pursuant to this Agreement.  Employee represents and warrants that Employee will not engage in any activity, which would conflict with the performance of Employee’s duties pursuant to this Agreement.

8.Notices.  Any notice, requests, demands and other communications to be given to a party in connection with this Agreement shall be in writing addressed to such party in person or at such party’s “Notice Address,” which shall initially be as set forth below:

If to Employer:

GALAXY GAMING, INC.

6767 Spencer Street

Las Vegas, Nevada 89119

Attn:  Board of Directors

with a copy to (which shall not constitute notice):

Kirton McConkie, PC
60 E. South Temple, Suite 1800
Salt Lake City, Utah 84111
Attn: Alexander N. Pearson, Esq.

If to Employee:	Gary Vecchiarelli [address on file with Employer]

A party’s Notice Address may be changed or supplemented from time to time by such party by notice thereof to the other party as herein provided.  Any such notice shall be deemed effectively given to and received by a party on the first to occur of (a) the date on which such notice is actually delivered (whether by mail, courier, hand delivery, electronic or facsimile transmission or otherwise) to such party’s Notice Address and addressed to such party, if such delivery occurs on a business day, or if such delivery occurs on a day which is not a business day, then on the next business day after the date of such delivery, (b) upon personal delivery to the party to be notified, or (c) the date on which such notice is actually received by such party (or, in the case of a party that is not an individual, actually received by the individual designated in the Notice Address of such party).  For purposes of the preceding sentence, a “business day” is any day other than a Saturday, Sunday or U.S. federal public legal holiday.

9.Miscellaneous.

(a)Waiver of Breach.  The waiver by either Party of a breach or violation of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any subsequent breach of the same or other provision hereof.  The failure of either Party to insist, in any one or more instances, upon performance of any of the terms, conditions, or restrictive covenants contained in this Agreement shall not be construed as a waiver or a relinquishment of any right granted hereunder or of the future performance of any such term or condition, but the obligations of each Party with respect thereto shall continue in full force and effect.

(b)Severability.  Any provision of this Agreement that is determined to be invalid or unenforceable by any court of competent jurisdiction will not affect the validity or enforceability of (i) any other provision hereof or (ii) the invalid or unenforceable provision in any other situation or in any other jurisdiction. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(c)Assignability.  Except as otherwise provided herein, this Agreement shall inure to the benefit of and shall be binding upon Employee, his or her executor, administrators, heirs, and personal representatives and upon Employer and its successors and assigns.  The rights, obligations, and duties of Employee hereunder may be assigned by Employer to any successor or assign of Employer, and such successor or assign is expressly authorized to enforce all the terms and provisions of this Agreement, including without limitation the terms and provisions of Sections 3, 4 and 5 hereof.  Employee’s obligations under this Agreement shall not be assignable by Employee.

(d)Choice of Law.  This Agreement shall be governed by the laws of the State of Nevada without regard to its choice of law rules.

(e)Amendments; Entire Agreement.  This Agreement (i) constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and (ii) supersedes all prior and contemporaneous agreements (whether written or oral and whether express or implied) between the Parties to the extent related to the subject matter of this Agreement.  No amendment of any provision of this Agreement will be valid unless the amendment is in writing and signed by Employer and Employee.  Without limiting the generality of the foregoing, the obligations under this Agreement with respect to any termination of employment of Employee, for whatever reason, supersede any severance or related obligations of Employer in any policy, plan or practice of Employer or any agreement between Employee and Employer.  Further, this Agreement shall not affect, or be affected by, any indemnification agreement between the Parties.

(f)Headings.  Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

(g)Counterparts.  This Agreement may be executed by the Parties in multiple counterparts and shall be effective as of the Effective Date when each party shall have executed and delivered a counterpart hereof, whether or not the same counterpart is executed and delivered by each Party.  When so executed and delivered, each such counterpart shall be deemed an original and all such counterparts shall be deemed one and the same document.  Transmission of images of signed signature pages by facsimile, e-mail or other electronic means shall have the same effect as the delivery in person of manually signed documents.

(h)Compliance with Section 409A.  This Agreement is intended to comply with Section 409A of Internal Revenue Code of 1986, as amended (“Section 409A”), to the extent applicable.  Notwithstanding any provision herein to the contrary, this Agreement shall be interpreted, operated and administered consistent with this intent.  Each separate installment under this Agreement shall be treated as a separate payment for purposes of determining whether such payment is subject to or exempt from compliance with the requirements of Section 409A.  In addition, in the event that Employee is a “specified employee” within the meaning of Section 409A (as determined in accordance with the methodology established by Employer as in effect on the date of termination of Employee’s employment hereunder), any payment or benefits hereunder that are nonqualified deferred compensation subject to the requirements of Section 409A shall be provided to Employee no earlier than six (6) months after the date of Employee’s “separation from service” within the meaning of Section 409A.

[signatures follow on next page]

IN WITNESS WHEREOF, Employer has caused this Employment Agreement to be executed by its duly authorized officer, and Employee has hereunto signed this Agreement, as of the Effective Date.

“Employer”:

GALAXY GAMING, INC.

By: /s/ ROBERT B. SAUCIER
Name: ROBERT B. SAUCIER
Title: CHIEF EXECUTIVE OFFICER

“Employee”:

/s/ GARY A. VECCHIARELLI
Gary A. Vecchiarelli

[Galaxy Gaming, Inc. Employment Agreement Signature Page]

4849-6201-6553.v2

4838-5182-0586.v1

EXHIBIT A

Employee: Gary Vecchiarelli

Effective Date of Employment:   July 1, 2015

Position:Chief Financial Officer

Compensation and Benefits:

1.

Base Salary.  Employer will pay to Employee a base salary at an annual rate of $180,000 (as adjusted, the “Base Salary”), payable in accordance with Employer’s customary payroll practices as in effect from time to time.  The Base Salary shall be reviewed in a manner consistent with Employer’s compensation program.

2.

Bonuses; Additional Compensation.  In addition to those set forth in this Exhibit A, Employee may be eligible to receive bonuses and to participate in incentive compensation plans of Employer in accordance with any plan or decision that the Board, or any committee or other person authorized by the Board, may in its sole discretion determine from time to time.

3.

Reimbursement of Expenses.  Employee shall be paid or reimbursed by Employer, in accordance with and subject to Employer’s general expense reimbursement policies and practices and Employer’s receipt of evidence of such expenses reasonably satisfactory to Employer, for all reasonable travel and other business expenses incurred by Employee in performing his obligations under this Agreement.

4.

Benefits.  Employee shall be eligible to earn and accrue vacation in accordance with Employer’s policies in effect from time to time.  In addition, Employee shall be eligible to participate in Employer’s medical and dental insurance programs, 401(k), and other employee benefit or welfare plan, program, or arrangement that Employer has or may from time to time establish or sponsor for the benefit of Employer’s employees, upon Employee meeting any qualifications for participation in such plan(s), program(s), or arrangement(s).

5.	Incentive Compensation.
o	Employee shall be entitled the following bonus/incentive compensation:
▪

Fiscal Year 2015.  Employee shall be eligible to receive a discretionary bonus (the “2015 Bonus”) of up to fifty percent (50%) of the Base Salary, based on Employee’s individual performance; provided, however that the 2015 Bonus shall not be less than ten percent (10%) of Employee’s Base Salary. The 2015 Bonus shall be paid on or before March 15 of the year following the fiscal year in which such bonus was earned.

▪

Fiscal Years 2016 - 2018.  Employee shall be eligible to receive an annual discretionary bonus (the “2016-2018 Bonuses”) during each of the fiscal years 2016, 2017 and 2018 of up to fifty percent (50%) of the Base Salary; provided, however that none of the 2016-2018 Bonuses shall be less than ten percent of Employee’s Base Salary.  The 2016-2018 Bonuses shall be determined as follows: (i) twenty percent (20%) of each annual bonus will be based on Employee’s individual performance; and (ii) eighty percent (80%) of each annual bonus will be based on corporate performance objectives, each as determined by Employer’s Board.  The corporate performance objectives shall be identical to those performance objectives used to determine the compensation of Employer’s Chief Executive Officer.  The 2016-2018 Bonuses shall each be paid on or before March 15 of the year following the fiscal year in which such bonus was earned.   In the event that Employee separates from Employer after December 31, 2018, Employee is entitled to the bonus accrued for the 2018 fiscal year.

▪	Stock Option Grant. In consideration of making the covenants to not compete set forth in Section 4(a) of this Agreement, Employee shall, upon execution of this Agreement, be

[Galaxy Gaming, Inc. Exhibit A to Employment Agreement]

granted an option to purchase up to 150,000 shares of Employer’s common stock with a strike price equal to the price per share of Employer’s common stock as reported on OTC Markets on the date such option is granted, which option vests as follows: (i) as to the first 25,000 shares of stock, on June 30, 2016, (ii) as to the next 25,000 shares of stock, on December 31, 2016, (iii) as to the next 25,000 shares of stock, on June 30, 2017, (iv) as to the next 25,000 shares of stock, on December 31, 2017, and (v) as to the final 25,000 shares of stock, on June 30, 2018,  all pursuant to the terms of a Stock Option Grant Agreement by and between Employer and Employee.

▪

Restricted Stock Grant.  In consideration of making the covenants to not compete set forth in Section 4(a) of this Agreement Employee shall, upon execution of this Agreement, be granted a total of 150,000 shares of Employer’s common stock, which shares of stock vest as follows: (i) as to the first 25,000 shares of stock, on June 30, 2016, (ii) as to the next 25,000 shares of stock, on December 31, 2016, (iii) as to the next 25,000 shares of stock, on June 30, 2017, (iv) as to the next 25,000 shares of stock, on December 31, 2017, and (v) as to the final 25,000 shares of stock, on June 30, 2018,  all pursuant to the terms of a Restricted Stock Grant Agreement by and between Employer and Employee.

o

Employee may use up to fifty percent (50%) of the 2015 Bonus and each of the 2016-2018 Bonuses to purchase restricted common stock of Employer at a discount of fifty percent (50%) to the Market Price of Employer’s common stock.  Such election shall be made in writing through use of the Notice of Election of Bonus Allocation to the Board and shall be made on or before March 15 of the year following the fiscal year in which such bonus was earned.

For purposes of this Agreement, “Market Price” of a share of Employer’s common stock on any date shall mean, (i) if the shares of common stock are listed on any national securities exchange, the average closing bid price of the common stock reported by such exchange during the twenty (20) Trading Day period prior to such date; (ii) if the shares of common stock are not quoted on any such market or listed on any such exchange and the shares of common stock are traded in the over-the-counter market, the average closing bid price reported by the OTC Markets during the twenty (20) Trading Day period prior to such date; (iii) if the shares of common stock are not quoted on any such market, listed on any such exchange or quoted on the OTC Markets, then the average closing bid price quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices) during the twenty (20) Trading Day period prior to such date; or (iv) if none of clauses (i)-(iii) are applicable, then as determined by mutual agreement of Employer and Employee.  For purposes of this Agreement, a “Trading Day” means (i) a day on which the common stock is traded or quoted on the NASDAQ, the NYSE Amex Equities Exchange, the New York Stock Exchange, or the OTC Markets, or any successor exchange to the foregoing (each a “Trading Market”), or (ii) if the common stock is not traded or quoted on a Trading Market, a day on which the common stock is quoted in the over-the-counter market as reported by OTC Markets Inc. (or any similar organization or agency succeeding to its functions of reporting price); provided, that in the event that the common stock is not traded or quoted as set forth in (i), and (ii) hereof, that Trading Day shall mean a business day.

[Galaxy Gaming, Inc. Exhibit A to Employment Agreement]